VERSUS
TECHNOLOGY, INC.

When Location is Everything!™



expanding the breadth of our real-time locating applications



2001 Annual Report

When *Location* is *Everything!*

When location is everything™, more and more companies are choosing Versus to provide process-critical, location-specific data to improve efficiencies and streamline processes. Only Versus offers a patented dual infrared (IR) and radio frequency (RF) real-time locating system. Only Versus provides an open architecture system that easily integrates with vendor systems. Only Versus offers a strong distribution channel and has a proven record of successful installations. From our pioneering application enhancing nurse call systems with automatic call cancellation, through our integration with emergency department information systems, Versus continues to expand the breadth of our real-time locating applications.

Core Versus™ Information System (VIS™) Applications

① **Locating People (i.e., Patients, Staff, Visitors) and Equipment**
The ability to quickly and easily locate people and equipment in real-time with VIS helps healthcare, corporate, and security facilities enhance efficiencies and improve communication.

② **Accessing the Location Data**
Location data is readily available on a standard PC monitor via the List, Floorplan, or QuickStat™ views, or by using the phone and dialing into the PhoneVision™ system.

③ **Enhancing Security**
By integrating with door locks, VIS helps enhance the security of people and equipment within a facility admitting or denying access based on badge type or security level. Versus continues to extend its product offerings to security manufacturers and integrators. Versus' systems provide valuable enhancements to security system providers for asset tracking, access and egress control, and staff and visitor tracking.

④ **Mobile Call Button**
The call/alert button on the VIS Personnel Badge provides individuals (e.g., patients or staff) with the ability to contact another individual (e.g., a caregiver or staff member) as they move within the facility.

⑤ **Monitoring Events/Triggering Alarms**
VIS provides the ability to monitor events and trigger alarms based on those events. For instance, an audio message can be activated if an unauthorized person attempts entry into a secure zone.



Healthcare Applications

⑥ **Automating Nurse Call**
From its pioneering entry into the nurse call market with its automatic nurse call application, Versus set the "standard" in real-time locating systems. By enhancing nurse call systems with real-time location data, VIS increases their functionality, while automating the traditional nurse call function. Through continued market acceptance, Versus expanded its nurse call reseller channel to eight, which includes the top five U.S. nurse call vendors.



⑦ **Patient Tracking and Streamlining Patient Throughput**
VIS streamlines patient throughput by enabling staff to minimize patient wait times. By knowing where patients are during their procedures, how long they have been waiting, and which rooms are available, staff members can easily identify bottlenecks. Streamlining the flow of patients through outpatient clinics, assisted living facilities, OR/surgery centers, and pain clinics maximizes the utilization of rooms and resources, while saving money.

⑧ **Tracking Patient Charts**
VIS provides an innovative solution to a common problem for healthcare staff--tracking patient charts. Doctors take the charts. Nurses take the charts. But when attached with a VIS badge, a quick glance at a monitor instantly reveals the chart's location.

⑨ **Equipment Tracking and Asset Management**
Versus' strategic alliance with ALARIS Medical Systems, Inc., a leading manufacturer of medical equipment, marks the acceptance of real-time equipment locating by the asset tracking/management market. By integrating with both in-house asset management systems and proprietary systems alike, the location data generated by VIS helps biomedical departments manage mobile inventories more efficiently. VIS reduces the search time in locating equipment and helps improve utilization rates. It also provides a useful tool for JCAHO (Joint Commission on Accreditation of Healthcare Organizations) compliance.

⑩ **Improving Emergency Department (ED) Patient Management**
ED admissions represent an estimated 40% of all hospital admissions.[1] The number of ED visits increased 15% since 1990[2], placing greater pressure on ED staffs in the complex challenge of tracking patients and managing care delivery. VIS enhances emergency department information systems by Healthcare IT, Cerner, ibex Healthdata Systems, and A4 Health Systems with real-time location data enabling ED staffs to better meet their challenges by automatically recording process-critical location information.



[1] American Hospital Association, TrendWatch, March 2001, Vol. 3, No. 1
[2] Ibid.

Table of Contents

Versus Technology, Inc., located in Traverse City, Michigan, develops real-time locating systems (RTLS). Versus' systems use patented dual infrared (IR) and radio frequency (RF) technology to identify the precise real-time location of people and equipment as they move within a facility. Versus' core technology makes security systems more intelligent, data collection routines automatic, and asset management systems more efficient.

Versus' systems monitor the precise location of people (i.e., patients, staff, and visitors) and/or equipment (e.g., IV pumps, laptops, files, etc.) and automatically record events associated with their locations to permit the automatic and accurate registry of essential management and business information. The systems provide real-time locating of people and assets, automatic data collection, access/egress control, and communication capabilities. Versus' proprietary locating systems, which are currently installed in hospitals, corporate facilities, government facilities, and other complexes are sold primarily through an expanding network of resellers who market Versus' products as enhancements to their existing product lines.

Strengthening Partnerships

From our early beginnings in the development of locating technology, Versus faced several challenges: (1) To develop a quality product capable of delivering precise real-time location data; (2) To educate the market regarding the benefits of real-time locating; and (3) To prove our technology by establishing a pool of successful installations. Through our ability to meet these challenges, Versus gained market acceptance. Versus expanded its distribution channel and continues to seek out and develop strategic alliances to extend our reach further into national and international markets.

U.S. and International Resellers, Agents, and Strategic Alliances

Listed by primary application with location of headquarters. (Note: Many resellers have several different applications.)

Nurse Call

Rauland-Borg Corporation
Skokie, Illinois U.S.
SimplexGrinnell LP, *(Zettler/Executone)*
Westminster, Massachusetts U.S.
Dukane Corporation
St. Charles, Illinois U.S.
Jeron Electronic Systems Dealer Network *U.S.*
SofTouch Applications
McKeesport, Pennsylvania U.S.
Sololabe Intelligent Systems, Inc.
Hull, Quebec Canada
Wandsworth Electrical, Ltd.
Sheerwater Woking, Surrey United Kingdom
West-Com and its Dealer Network
Danville, California U.S.

Assisted Living

Elite Care, LLC
Portland, Oregon U.S.
Radix Solutions, LLC
Hanover, Pennsylvania U.S.

Emergency Department Information Systems

A4 Health Systems
Cary, North Carolina U.S.
Cerner Corporation
Kansas City, Missouri U.S.
Healthcare Information Technology, Inc.
Charlotte, North Carolina U.S.
ibex Healthdata Systems, Inc.
Rosemont, Illinois U.S.

Asset Management

ALARIS Medical Systems, Inc.
San Diego, California U.S.
Health Inventory Management, Ltd.
Winnipeg, Manitoba Canada

Security

Maxim Communications Pte. Ltd.
Singapore
Western CE
Kansas City, Missouri U.S.

Other Corporate/ Healthcare

Comprehensive Communications Systems
Palatine, Illinois U.S.
Filipinas Wincomm Corporation
Manila, Philippines
Inter-Select Quebec, Inc.
Sainte-Foy, Quebec Canada
Kingwood Technologies, Inc.
Kingwood, Texas U.S.
Parallel Technologies, Inc.
Dublin, Ohio U.S.
TRL Systems
Ontario, California U.S.

To Our Shareholders

In fiscal 2001, we expanded our healthcare sales channel horizontally, completed the development of the Application Specific Integrated Circuit (ASIC) chip, developed Programmable Integrated Circuit (PIC) chip technology, and negotiated a line of credit with a major bank, among other things, as follows:

- Integrated our technology with third-party emergency department information systems (EDIS). This horizontal channel expansion helped us maintain revenue levels during a recession and enter the ED patient tracking market, which we estimate at $145 million total market.

- Transmitted intravenous pump data over our standard network proving its data handling capability with the additional benefit of real-time asset tracking. This allows equipment manufacturers to establish market differentiation and leverage existing Versus networks. We signed a strategic marketing agreement for asset tracking as a result of this ability.

- Launched our Communication Suite in North America. The Suite's primary feature is a mobile alert/call button that can be tied to pocket pagers for dissemination of patient calls enhancing caregiver efficiency. We believe this new product will help us penetrate new markets and remain the leading provider of locating systems used for automatic registry of staff for nurse call systems.

- Launched new browser-based viewing applications to widen the customer base with access to our data collection networks.

- Introduced a new application to allow Enterprise interconnectivity without the need for custom interface programming.

- Created a customer service group to aid in sales fulfillment and customer follow-up.

- Passed quality and supply audits by two separate billion dollar distributors.

- Added an assisted living product that was showcased in *Wired* magazine.

- Provided sales training for over 100 dealers at the Executone (a former competitor) national sales meeting.

- Completed the first generation of the ASIC chip, lowering costs without loss of product utility. With the ASIC and our newly developed PIC chips, we can now economically meet the needs of present and new customers in the years to come.

- Negotiated a line of credit with a major bank to finance anticipated working capital requirements associated with increased levels of business activity. The line provides for up to $1,000,000 of secured financing over a period of time based on our operating performance and level of qualifying accounts receivable.

Product and services revenues for 2001 were essentially unchanged from the prior year. Revenues started slowly in 2001 and grew at an accelerated pace as the year progressed. We entered the fourth quarter anticipating a strong year-end close that did not materialize as fourth quarter revenues approximated those of the same period last year. We do not believe any major sales were lost, but due to the September 11th tragedy, customers postponed their decisions as other matters held their attention. Sales have returned to more normal growth patterns in the first quarter of fiscal 2002. Excluding the profits from the license fee in 2000, operating losses in the fiscal year and the fourth quarter 2001 decreased reflecting lower per unit manufacturing costs, compared to the same period in the prior year, improved gross margins, and reduced general and administrative expenses. Significant cost improvement efforts on all fronts were completed as anticipated in fiscal year 2001, and the company is now benefiting from this earlier groundwork as it approaches profitability.

Based on available information, we now believe Versus commands the largest portion of the fast growing U.S. wireless locating/tracking technologies market. We are well positioned for future growth as our products are gaining more acceptance in the marketplace and their advantages over competing products and technologies are better understood. Marketplace acceptance is also evidenced by the exposure we are receiving from the growing number of references to Versus' products on customer web sites. We expect future sales volumes from recently added customers to be considerably higher, and the efforts expended in integrating products with EDIS and other suppliers during 2001 will enhance growth in 2002.

Sincerely,

VERSUS TECHNOLOGY, INC.

Gary T. Gaisser

Gary T. Gaisser
President and CEO

On September 11, 2001, thousands of innocent people lost their lives to senseless acts of terrorism. Our heartfelt condolences go out to the many others who were touched by the tragedies of that day. For those of us left, life will never be the same. Our thoughts and prayers are with those who serve in the many services that defend our country and the freedom for which it stands.

Management's Discussion and Analysis

The following discussion and analysis focuses on the significant factors which affected Versus' consolidated financial statements during fiscal year 2001, with comparisons to fiscal 2000 where appropriate. It also discusses Versus' liquidity and capital resources. The discussion should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere.

The following table sets forth selected financial data for Versus for the past six fiscal years:

(in thousands except per share amounts)

Year Ended October 31,	2001	2000	1999	1998	1997	1996
STATEMENT OF OPERATIONS DATA:						
Revenues	$ 3,860	$ 4,853	$ 3,297	$ 3,167	$ 1,524	$ 348
Net loss	(2,132)	(1,162)	(1,413)	(1,435)	(2,610)	(2,006)
Basic and diluted net loss per common share	(.05)	(.03)	(.04)	(.04)	(.07)	(.09)
Weighted average number of common shares outstanding	42,100	39,031	38,031	38,026	37,496	21,860
BALANCE SHEET DATA:						
Working capital	$ 1,611	$ 3,303	$ 2,706	$ 757	$ 1,655	$ 4,076
Total assets	5,978	7,922	7,434	5,543	7,175	8,787
Total liabilities	4,105	3,917	3,753	677	1,029	1,266
Shareholders' equity	1,873	4,005	3,681	4,866	6,146	7,521

OPERATING RESULTS

In fiscal 2000:

- Hill-Rom Services, Inc. (Hill-Rom), a former competitor, and Versus entered into a Non-Exclusive Patent License Agreement (License),
- Versus was awarded the Frost and Sullivan Market Engineering Leadership Award for the U.S. wireless locating/tracking technologies market based on its then commanding 48% share of the market,
- Versus successfully introduced its Cordless Nurse Call (CNC) product in Canada, and
- Versus installed the largest ever IR Locating System at the U.S. Army Womack Medical Center (Womack).

In fiscal 2001, Versus added to those major accomplishments by:

- developing PIC chip-based technology to meet the sales demands of its new customers (and former competitors) including Hill-Rom and the Executone healthcare division of Tyco,
- launching its cordless nurse call product in the U.S. as "Communication Manager",
- introducing its new Remote Station which can be added to any existing installation, providing full locating capability with only seconds of installation time,
- establishing a customer service department to support existing, in progress, and future Versus direct sales and reseller sales as required, and
- expanding its integration offerings with the addition of location enhanced Emergency Department Information Systems.

The addition of Hill-Rom and Executone to Versus' customer base was significant. Product and services sales to both companies did not occur until well into fiscal 2001 and are considered low compared to the potential sales for customers of their magnitude. Versus expects future volumes from these new customers to be considerably higher. In light of these new developments and based on the information available to it, Versus now believes it commands the largest portion of the U.S. wireless locating/tracking technologies market.

Management further believes Versus is well positioned for future growth. The location industry has consolidated and rationalized over the last 18 months. Customers and potential resellers are seeking out the Company's products and services in higher numbers than prior years. Versus focused considerable effort on integrating its products with Emergency Department systems this year and, as a result of those efforts, concluded technology and marketing agreements with two major suppliers to this market. Operating costs (excluding cost of revenues) decreased 1.4% while gross margin percents (calculated on product and services revenue only) increased by 6 percentage points compared to fiscal 2000 results. Planned expenditures on the CNC introduction and the establishment of the Womack reference site caused lower margins in fiscal 2000.

In fiscal 2001, the net loss decreased to $2,132,000 compared to a net loss of $2,400,000 in fiscal 2000 (before $1,000,000 in licensing revenue and $238,000 due to a change in accounting principal in 2000). Higher margins and lower research and development costs and general and administrative expenses offset increased sales and marketing expenses as the loss from operations (before licensing revenues in fiscal 2000) decreased from $2,200,000 to $1,933,000. Other income (expense) remained approximately the same from year to year with reduced interest income due to lower cash balances being offset by reduced interest expense on the Debentures as interest rates dropped.

Total revenues for fiscal 2001 were $3,860,000, approximating the fiscal 2000 level of $3,853,000 (before $1,000,000 in licensing revenues in fiscal 2000). IR/RF Locating Systems revenues were $3,382,000 in fiscal 2001 compared to $3,302,000 in fiscal 2000 (before licensing revenues in fiscal 2000), a 2% increase. The reseller network generated $2,369,000 or 70% of IR/RF Locating Systems revenues in fiscal 2001 compared to $1,694,000 or 51% in fiscal 2000. The balance of IR/RF Locating Systems revenues was generated from direct sales efforts. Software Engineering revenues for fiscal 2001 were

$478,000 compared to $551,000 in fiscal 2000. The Company did not enter into any licensing arrangements in fiscal 2001. In fiscal 2000, the Company was successful in negotiating a licensing agreement, which resulted in the recognition of $1,000,000 of licensing revenues. See Note 10 to the financial statements. Although revenues from similar licensing agreements are not assured, management is exploring ways by which the Company may continue to monetize its intangible assets. Such transactions cannot be expected to occur regularly. However, if and when they do occur, such transactions are likely to give rise to further earnings volatility.

Total cost of revenues as a percentage of product and services revenues (excluding revenues from licensing of intellectual property) for fiscal 2001 decreased to 55% from 61% in fiscal 2000. IR/RF Locating Systems cost of revenues as a percentage of revenues in fiscal 2001 was 51% compared to 59% in fiscal 2000. The decreased cost as a percentage of revenues reflects the return to more normal margins after the introduction of new products and entry into new markets in fiscal 2000. Software Engineering cost of revenues as a percentage of revenues was 84% in fiscal 2001 and 69% in fiscal 2000. The percentage increase was attributable to fixed costs being spread over lower volumes.

Research and development expenditures of $728,000 decreased by $71,000 or 9% below fiscal 2000 levels of $799,000. Fiscal 2001 expenditures were primarily for development of new badge technology utilizing Programmable Integrated Circuit (PIC) chips and further enhancement of the Communication Manager (formerly Cordless Nurse Call) and security product lines. Fiscal 2000 expenditures were primarily for the development of Cordless Nurse Call, new badges, and security applications including Eagle Eye™ and Eagle Eye™ Direct.

Sales and marketing expenses for fiscal 2001 were $1,624,000 compared to the fiscal 2000 level of $1,563,000. Higher employee expenses resulted from the creation of a customer service department in fiscal 2001 and trade show expenses increased with attendance at additional shows for the year.

Fiscal 2001 general and administrative expenses were $1,305,000 compared to $1,346,000 for fiscal 2000. Fiscal 2000 included increased expenses associated with the development of licensing and supply agreements.

Interest income decreased to $65,000 in fiscal 2001 from $93,000 in fiscal 2000 due to lower interest bearing cash balances. Interest expense was $244,000 in fiscal 2001 compared to $268,000 in fiscal 2000 reflecting lower interest rates on the Debentures issued in 1999.

For federal income tax purposes, Versus has net operating loss carryforwards as is disclosed in more detail in Note 5 to the accompanying consolidated financial statements. Realization of gross deferred income tax assets at October 31, 2001, is dependent upon generating sufficient taxable income prior to expiration of the loss carryforwards. By recording a 100% valuation allowance against its gross deferred income tax assets, Versus has not reflected the benefit of net operating loss carryforward amounts or other deferred income tax assets in its consolidated financial statements at October 31, 2001.

In fiscal 1998, Versus grew its sales and developed its IR product in functional and scaleable terms. In fiscal 1999, efforts were concentrated on reducing reliance on a single major customer by expanding the customer base, and on developing the ASIC chip. In fiscal 2000, Versus expanded its reseller network by adding seven resellers and launched new products for the security and nurse call markets. A license agreement was signed in fiscal 2000 with Hill-Rom, an entity that in prior years was a major competitor of Versus. Sales to Hill-Rom in 2001 were $207,000 or 6% of total IR revenues. Negotiations are continuing to establish on-going supply and engineering services agreements with Hill-Rom, and Versus expects this relationship, when concluded, will increase Hill-Rom's business in the future. During fiscal 2000, Versus achieved ISO 9001 certification and was awarded the Frost and Sullivan Market Engineering Leadership Award for the U.S. wireless locating/tracking technologies market. In 2001, Versus developed new technology to allow it to economically service new customers with large potential revenues, introduced its Communication Manager product (formerly Cordless Nurse Call) in the U.S., established a customer service group to better control direct sale costs and follow-up, and expanded the base of systems with which its technology is integrated by partnering with major Emergency Department Information Systems suppliers and signing a marketing agreement with a large medical equipment manufacturer, expanding its distribution into asset management.

The location industry has undergone consolidation and rationalization, and in fiscal 2002 and the years beyond, Versus expects to build on the foundations it has carefully laid.

LIQUIDITY AND CAPITAL RESOURCES

In 2001, Versus relied on cash proceeds generated from a private placement of equity ($1,325,000) and a license agreement ($1,000,000), both of which were concluded in 2000.

Operations (including working capital) consumed $1,907,000 in cash in fiscal 2001 compared to $1,279,000 in fiscal 2000. Improved gross margins and decreased operating costs (both discussed above) resulted in a lower consumption of working capital. A decrease in accounts receivable was more than offset by increased inventory built in anticipation of stronger than encountered sales activity at the end of the year. The anticipated higher fourth quarter sales were delayed due to a slowing of the economy, partially related to the September 11 disaster.

In fiscal 2000, the Company accepted certain contracts with extended payment terms to facilitate the launch of new products. At October 31, 2001, the total accounts receivable from customers with such extended terms amounted to $369,000. The Company anticipates collecting these receivables over the next three fiscal quarters.

Versus invested $95,000 in property and equipment in 2001 and $299,000 in 2000. The largest expenditures in 2001 were $33,000 for masks (i.e., tooling) necessary for production of the ASIC chip ($200,000 in 2000), $27,000 for machinery and equipment (primarily badge development related), and $18,000 for a new trade show booth.

In January 2002, Versus entered into a line of credit with a bank to finance working capital requirements. The line of credit is secured by a first lien on all accounts receivable and inventory and a second security lien on all other business assets excluding patents and intellectual property and a subordination of long-term debt, which includes the $3,000,000 of secured Debentures issued in 1999. Available borrowings under the line, determined by a borrowing base of eligible accounts receivable, start out at $500,000 and increase to $1,000,000 based on Versus attaining certain financial projections and assuming renewal of the current line of credit upon its maturity in November 2002. Based on the borrowing base formula, Versus could have borrowed the entire $500,000 at October 31, 2001, had it been in place at year end.

After fiscal year end, the Company instituted certain cost control measures in an effort to further conserve cash. Primary measures included a reduction in officer salaries, a reduction of four full-time employees (no termination benefits provided), payment of future employee health benefits based on reaching established monthly sales goals, elimination of company contributions to the employees' 401(k) plans, and the renegotiation of selected vendor payment terms.

As previously discussed, Versus added new customers including Hill-Rom and Executone and it expects future volumes from these new customers to be considerably higher. Management believes Versus is well positioned for future growth because the location industry has consolidated and rationalized over the last 18 months and its customers and potential resellers are seeking out the Company's products and services in higher numbers than in prior years.

Additionally, management believes that the efforts it expended in integrating its products with Emergency Department systems during 2001 will further support its market growth in 2002. Versus believes that these factors, combined with the cash balance remaining at October 31, 2001, the cash expected to be generated from fiscal 2002 sales, the available borrowings under the new line of credit discussed above, and the above-described cost control measures, will result in the Company meeting its projected cash needs for operations and new product developments over the next twelve months.

SIGNIFICANT LIQUIDITY FACTORS:

	October 31,	
	2001	2000
Current ratio	**2.5:1**	4.6:1
Quick ratio	**1.4:1**	4.1:1

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

At one time, Versus' Common Stock was traded on the NASDAQ Small Cap Market under the trading symbol "VSTI". Versus' stock is not currently listed, as Versus does not meet the NASD's minimum requirements for new listings. Versus intends to apply for NASDAQ relisting of its Common Stock as soon as all of the NASD requirements are again met. The Common Stock is currently traded over the counter by several market makers through the OTC Bulletin Board under the symbol "VSTI:OB".

The price ranges presented below represent the high and low bid prices of Versus' Common Stock during each quarter. Quotations reflect inter-dealer prices without retail markup, markdown, or commission, and may not represent actual transactions.

Fiscal Quarter Ended:	**2001**		2000	
	High	**Low**	High	Low
January 31	**$0.300**	**$0.100**	$0.340	$0.095
April 30	**0.250**	**0.110**	0.980	0.240
July 31	**0.140**	**0.090**	0.450	0.240
October 31	**0.140**	**0.080**	0.380	0.190

On January 11, 2002, Versus had 306 shareholders of record of its Common Stock and the average of the bid and asked prices was $0.10.

To date, Versus has not declared or paid any dividends with respect to its Common Stock and the current policy of the Board of Directors is to retain any earnings to provide for the growth of Versus. Consequently, no cash dividends are expected to be paid on the Common Stock in the foreseeable future.

SAFE HARBOR PROVISION

This document may contain forward-looking statements relating to future events, such as the development of new products, the commencement of production, or the future financial performance of Versus. These statements fall within the meaning of forward-looking information as defined in the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of important risks and uncertainties that could cause actual results to differ materially including, but not limited to, economic, competitive, governmental, and technological factors affecting Versus' markets and market growth rates, products and their rate of commercialization, services, prices and adequacy of financing, and other factors described in the Company's most recent annual report on Form 10-KSB filed with the Securities and Exchange Commission, which can be reviewed at http://www.sec.gov. Versus undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Index to Consolidated Financial Statements

Report of Independent Certified Public Accountants

Board of Directors and Shareholders
Versus Technology, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Versus Technology, Inc. and subsidiary as of October 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Versus' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Versus Technology, Inc. and subsidiary as of October 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the consolidated financial statements, the Company changed how it accounted for stock options issued to non-employee Directors as required by Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25.*

BDO Seidman, LLP

Grand Rapids, Michigan
December 7, 2001, except for Note 3,
which is as of January 01, 2002

Consolidated Balance Sheets

October 31, 2001 and 2000

	October 31, 2001	October 31, 2000
Assets (Notes 1, 3, and 4)		
Current Assets		
Cash and cash equivalents	$ 384,000	$ 2,386,000
Accounts receivable (net of allowance for doubtful accounts of $46,000 and $27,000)	1,140,000	1,377,000
Inventories – purchased parts and assemblies	1,066,000	324,000
Prepaid expenses and other assets	126,000	133,000
Total Current Assets	2,716,000	4,220,000
Property and Equipment		
Machinery, equipment, and vehicles	855,000	353,000
Furniture and fixtures	85,000	67,000
Leasehold improvements	150,000	143,000
Construction-in-process – tooling	–	432,000
	1,090,000	995,000
Less accumulated depreciation	482,000	362,000
Net Property and Equipment	608,000	633,000
Software Development Costs, net of accumulated amortization of $388,000 and $313,000	212,000	287,000
Goodwill, net of accumulated amortization of $806,000 and $650,000	1,533,000	1,689,000
Patent and Other Intangible Assets, net of accumulated amortization of $1,137,000 and $975,000	853,000	1,015,000
Deferred Financing Costs, net of accumulated amortization of $52,000 and $30,000 (Note 4)	56,000	78,000
	$ 5,978,000	$ 7,922,000

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

October 31, 2001 and 2000

	October 31, 2001	October 31, 2000
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	$ 832,000	$ 609,000
Accrued expenses	224,000	296,000
Deferred revenue – customer advance payments	25,000	12,000
Billings in excess of costs and estimated earnings (Note 2)	24,000	–
Total Current Liabilities	1,105,000	917,000
Long-Term Debt (Notes 4 and 8)	3,000,000	3,000,000
Total Liabilities	4,105,000	3,917,000
Commitments and Contingencies (Notes 6 and 8)		
Shareholders' Equity (Notes 4 and 7)		
Common stock, $.01 par value; 75,000,000 shares authorized; 42,223,499 and 42,268,074 shares issued and outstanding	422,000	423,000
Additional paid-in capital	34,746,000	34,769,000
Accumulated deficit	(33,284,000)	(31,152,000)
Unearned compensation	(11,000)	(35,000)
Total Shareholders' Equity	1,873,000	4,005,000
	$ 5,978,000	$ 7,922,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the years ended October 31, 2001 and 2000

	For the year ended October 31, 2001	2000
Revenues		
Products and services	$ 3,860,000	$ 3,853,000
Licensing of intellectual property (Note 10)	–	1,000,000
	3,860,000	4,853,000
Operating Expenses (Note 8)		
Cost of revenues	2,136,000	2,345,000
Research and development	728,000	799,000
Sales and marketing	1,624,000	1,563,000
General and administrative	1,305,000	1,346,000
	5,793,000	6,053,000
Loss From Operations	(1,933,000)	(1,200,000)
Other Income (Expense)		
Interest income	65,000	93,000
Interest expense	(244,000)	(268,000)
Other, net	(20,000)	(25,000)
	(199,000)	(200,000)
Loss before cumulative effect of change in accounting principle	(2,132,000)	(1,400,000)
Cumulative effect of change in accounting principle (Note 11)	–	238,000
Net Loss	$ (2,132,000)	$ (1,162,000)
Basic and Diluted Per Share Amounts		
Loss before cumulative effect of change in accounting principle	$ (.05)	$ (.04)
Cumulative effect of change in accounting principle (Note 11)	–	.01
Basic and Diluted Net Loss Per Share	$ (.05)	$ (.03)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the years ended October 31, 2001 and 2000

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Unearned Compensation	Total
Balance, October 31, 1999	38,510,671	$ 385,000	$ 33,367,000	$ (29,990,000)	$ (81,000)	$ 3,681,000
Shares and warrants issued relating to stock purchase and other agreements (Note 7)	2,780,000	28,000	1,417,000	–	–	1,445,000
Shares issued under stock options and warrants (Note 7)	989,472	10,000	233,000	–	–	243,000
Net shares issued (repurchased) for restricted stock bonus plan (Note 7)	(12,069)	–	(10,000)	–	10,000	–
Earned compensation relating to restricted stock bonus plan (Note 7)	–	–	–	–	36,000	36,000
Directors' compensation (Note 11)	–	–	(238,000)	–	–	(238,000)
Net loss	–	–	–	(1,162,000)	–	(1,162,000)
Balance, October 31, 2000	42,268,074	423,000	34,769,000	(31,152,000)	(35,000)	4,005,000
Shares surrendered (Note 7)	(50,000)	(1,000)	(24,000)	–	–	(25,000)
Net shares issued (repurchased) for restricted stock bonus plan (Note 7)	5,425	–	1,000	–	(1,000)	–
Earned compensation relating to restricted stock bonus plan (Note 7)	–	–	–	–	25,000	25,000
Net loss	–	–	–	(2,132,000)	–	(2,132,000)
Balance, October 31, 2001	42,223,499	$ 422,000	$ 34,746,000	$ (33,284,000)	$ (11,000)	$ 1,873,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended October 31, 2001 and 2000

	Year ended October 31, 2001	2000
Operating Activities		
Net loss	$ (2,132,000)	$ (1,162,000)
Adjustments to reconcile net loss to net cash used in operating activities:		
Cumulative effect of change in accounting principle	–	(238,000)
Depreciation	120,000	109,000
Amortization of intangibles	415,000	456,000
Loss on disposal of equipment	–	7,000
Restricted stock compensation	25,000	36,000
Stock issued for services	–	94,000
Changes in operating assets and liabilities:		
Accounts receivable, net	237,000	(813,000)
Inventories	(742,000)	78,000
Prepaid expenses and other current assets	(18,000)	(10,000)
Accounts payable	223,000	109,000
Accrued expenses	(72,000)	92,000
Deferred revenues – customer advance payments	13,000	(37,000)
Billings in excess of costs and estimated earnings	24,000	–
Net cash used in operating activities	(1,907,000)	(1,279,000)
Investing Activities		
Additions to property and equipment	(95,000)	(299,000)
Net cash used in investing activities	(95,000)	(299,000)
Financing Activities		
Sale of common stock	–	1,569,000
Net cash provided by financing activities	–	1,569,000
Net Decrease in Cash and Cash Equivalents	$ (2,002,000)	$ (9,000)
Cash and Cash Equivalents, at the beginning of the year	2,386,000	2,395,000
Cash and Cash Equivalents, at the end of the year	$ 384,000	$ 2,386,000
Supplemental Cash Flow Information		
Cash paid during the year for interest	$ 263,000	$ 259,000

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended October 31, 2001 and 2000

1. Summary of Accounting Policies

Nature of Business

Versus Technology, Inc. (Versus) and its wholly owned subsidiary, Olmsted Engineering Co. (Olmsted), collectively referred to as "Versus", operate in two business segments: location data collection, utilization and processing; and software engineering for the tool and die market. All Versus operations are located in one facility in Traverse City, Michigan.

Location Data Collection, Utilization and Processing Segment. Versus develops and markets products using infrared (IR) technology for the health care industry and other markets located throughout North America. Versus' primary products are infrared locating systems, passive data collection systems, radio frequency supervisory systems, asset locating systems, and portal detection systems. These products permit the instantaneous identification and location of people and equipment and can be used to control access, record events associated with those activities, and permit communication. Segment revenues also include revenue from the licensing of related intellectual property to third parties.

Software Engineering for the Tool and Die Market Segment. Olmsted writes and maintains complex software programs for the computer-aided design and computer-aided manufacturing (CAD/CAM) industry. It sells its own software under the ACU•CARV® name, resells third-party software, and provides systems support services throughout North America. Olmsted receives maintenance and enhancement fees from customers and, in turn, provides technical support and periodic releases. Versus also develops, markets, and integrates cellular products for the security industry.

Versus' customer base is diverse and Versus does not believe it has a significant credit risk related to its accounts receivable.

Operations

Versus has experienced significant operating losses during each of the past several years during which it has heavily concentrated its efforts towards developing its product lines and customer base. Management now believes Versus is well positioned for future growth as its products are gaining more acceptance in the marketplace and their advantages over competing products and technologies are better understood. The number of companies offering competing products in Versus' area of expertise is lower now than in prior years.

Sales improvement is expected from the addition of new resellers recently obtained and currently being developed. During 2001, Versus added two new large resellers to its customer base and several smaller resellers and entered into marketing agreements with three other large entities and it expects future sales volumes from these new customers to be considerably higher. Additionally, management believes that the efforts it expended in integrating its products with hospital emergency department systems during 2001 will further support its market growth in 2002. Based on available information, management now believes Versus commands the largest portion of the fast growing U.S. wireless locating/tracking technologies market. Versus has prepared for this anticipated growth by creating the required infrastructure to deliver the solutions to its customers and building inventory in anticipation of future sales. In addition, Versus recently created a customer service group to fulfill the needs of its direct sales customers and to further enhance its sales effort.

Shortly after fiscal year end, Versus instituted certain cost control measures in an effort to further conserve cash. Primary measures included a reduction in officer salaries, a reduction of four full-time employees (no termination benefits provided), payment of future employee health benefits based on reaching established monthly sales goals, elimination of company contributions to the employees' 401(k) plans, and the renegotiation of selected vendor payment terms.

Versus believes that the above factors, combined with the cash balance remaining at October 31, 2001, the cash expected to be generated from fiscal 2002 sales, the available borrowings under the new line of credit discussed in Note 3, and the above described cost control measures, will result in Versus meeting its projected cash needs for operations and new product developments over the next twelve months.

Principles of Consolidation

The consolidated financial statements include the accounts of Versus and Olmsted. Upon consolidation, all significant inter-company accounts and transactions are eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from infrared (IR) technology sales has historically been recognized when the related goods are shipped and all significant obligations of Versus have been satisfied (i.e., completed contract basis). This method of accounting has been followed because the typical direct sale arrangement is completed in a short period of time and financial position and results of operations do not vary significantly from those, which would result from use of the percentage-of-completion method. Versus departs from the completed-contract method and recognizes revenues and costs on the percentage-of-completion method for contracts not having the features described above. For such contracts, the percentage-of-completion method recognizes the legal and economic results of contract performance on a timelier basis. Under this method, the percent of contract completion is determined by comparison of costs incurred to date to estimated total cost for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts.

Revenue from CAD/CAM and cellular product sales is recognized when the related goods are shipped and all significant obligations of Versus have been satisfied. Revenue from CAD/CAM maintenance and service contracts is recognized pro rata over the life of the individual contracts. Revenue from programming services is recognized as services are provided.

Revenue from intellectual property licensing arrangements is recognized when all of the following conditions exist: (1) the licensing agreement has been executed, (2) the license period has begun and the licensee can begin its use of the property rights, (3) the fee is fixed or determinable, (4) collection of the license fee is reasonably assured and (5) there are no significant on-going obligations of Versus relating to the licensing arrangement.

Advance payments received from customers are deferred until all revenue recognition criteria are satisfied.

Warranties

Versus generally offers 90-day or one-year warranties, depending on the product. Accordingly, Versus provides, by a current charge to cost of revenues, an amount it estimates will be needed to cover future warranty obligations for products sold. Total warranty costs were $12,000 and $21,000 in 2001 and 2000, respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed principally on a straight-line basis for financial reporting purposes and accelerated methods for income tax purposes over the following estimated useful lives:

Machinery, equipment, and vehicles	3 to 5 years
Furniture and fixtures	3 to 10 years
Leasehold improvements	4 and 5 years

Costs to produce tooling for use by foundries to fabricate microchips are capitalized and amortized on a straight-line basis over the shorter of the related product life cycle or three years.

Software Development Costs

Software development costs consist of the estimated fair value of Olmsted's ACU•CARV® and related software acquired in August 1996, less accumulated amortization computed on a straight-line basis over eight years. Software development costs incurred to ready software products for sale from the time that technological feasibility has been established, as evidenced by a detailed working program design, to the time that the product is available for general release to customers is capitalized. Such capitalized costs are amortized based on current and estimated future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic lives of the products. Costs incurred prior to establishing technological feasibility and costs incurred subsequent to general product release to customers are expensed as incurred.

Goodwill and Amortization

Goodwill, representing the cost in excess of net assets acquired in the August 1996 acquisition of Olmsted, which was accounted for using the purchase method of accounting, is being amortized on a straight-line basis over 15 years. Management periodically reviews goodwill for impairment based upon the projected undiscounted cash flows from operations to which the goodwill relates. Identified impairments are measured based on the projected discounted cash flows related to those operations. Amortization of $156,000 has been recorded for both the years ended October 31, 2001 and 2000. See "New Accounting Standards" below.

Patents and Other Intangible Assets

Patents and other intangible assets are recorded at cost, less amortization computed on a straight-line basis over seven to ten years. Other intangible assets are comprised primarily of the exclusive right to license a third party's patents and other intellectual property rights related to infrared technology for ten years (and nonexclusive thereafter), trademarks and supplier royalty agreements.

Deferred Financing Costs

In connection with the issuance of the Debentures discussed in Note 4, Versus incurred $108,000 in expenses that were recorded as Deferred Financing Costs. These costs are being amortized on a straight-line basis over five years, the life of the Debentures.

Advertising Costs

All advertising costs, amounting to $81,000 and $126,000 for the years ended October 31, 2001 and 2000, respectively, are expensed in the period in which they are incurred.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to "temporary" differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that available evidence about the future raises doubt about the realization of a deferred income tax asset, a valuation allowance is established.

Stock Options

Stock options issued to employees and non-employee Directors are accounted for in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Versus follows the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*. See Note 7.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings per share (EPS) is computed by dividing net income (loss) by the weighted average number of shares outstanding during each period. Basic EPS excludes any dilutive effects of options, warrants, and convertible securities. It also excludes the dilutive effect of contingently issuable shares (such as Versus' outstanding restricted stock bonus plan shares described in Note 7) to the extent those shares have not yet been vested. Diluted EPS includes the effects of options, warrants, convertible securities, and contingently issuable shares. For 2001 and 2000, Versus has not included the effects of options, warrants, convertible securities, and contingently issuable shares of 19,883,631 and 19,318,206 shares, respectively, in its calculation of diluted EPS due to their anti-dilutive effect. The resulting weighted average number of shares outstanding for 2001 and 2000 were 42,099,799 and 39,030,931, respectively, for both basic and diluted EPS calculations.

Cash and Cash Equivalents

Versus maintains its cash accounts in national banks and does not consider there to be a significant credit risk arising from cash deposits in excess of federally insured limits.

Versus considers all investments with original maturities of three months or less to be cash equivalents.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) finalized Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* (SFAS 141), and No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets, apart from goodwill, if the acquired intangible assets meet certain criteria.

SFAS 141 applies to all business combinations initiated after June 30, 2001, and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria of SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead annually test goodwill for impairment. In addition, SFAS 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test within six months of the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

As discussed above, the Company's August 1996 acquisition of Olmsted was accounted for using the purchase method. As of October 31, 2001, the net carrying amount of goodwill and other intangible assets was $1,533,000 and $1,121,000, respectively. Fiscal 2001 amortization expense for goodwill and other intangibles was $156,000 and $259,000, respectively. The Company is currently assessing, but has not yet determined, the impact that adoption of SFAS 141 and SFAS 142 will have on its financial position and results of operations.

2. Costs and Estimated Earnings on Uncompleted Contracts

As of October 31, 2001 and 2000, Versus was in the process of completing various sales and installation contracts. Certain of these contracts are accounted for on the percentage-of-completion method. The following represents costs incurred, estimated earnings, and billings to date for the uncompleted contracts at October 31, 2001, and 2000.

	October 31, 2001	October 31, 2000
Costs incurred on uncompleted contracts	**$ 207,000**	$ 17,000
Estimated earnings	**111,000**	12,000
	318,000	29,000
Less billings to date	**342,000**	29,000
Billings in excess of costs and estimated earnings	**$ (24,000)**	$ –

3. Line of Credit

Effective January 1, 2002, Versus entered into a line of credit with a bank to finance working capital requirements. The line of credit is secured by a first lien on all accounts receivable and inventory and a second security lien on all other business assets excluding patents and intellectual property and a subordination of long-term debt, which includes the $3,000,000 of secured Debentures issued in 1999. Available borrowings under the line, determined by a borrowing base of eligible accounts receivable, start out at $500,000 and increase to $1,000,000 based on Versus attaining certain financial projections and assuming renewal of the current line of credit note upon its maturity on November 5, 2002. Through the initial 10-month term of the note, maximum borrowings under the line total $750,000. The level of borrowing against this line of credit is based on a formula tied to the level of eligible accounts receivable aged less than 90 days. The increases in the amount of the line of credit are conditional on the bank's favorable review of Versus' financial performance during the term of the agreement. The initial term is for ten months from the effective date and the line of credit is renewable based on the Company's performance. Borrowings on this line will bear interest at the bank's prime rate plus one percent.

4. Long-Term Debt

During fiscal 1999, in private placement transactions, Versus issued $3,000,000 of its Prime Rate Secured Convertible Debentures (Debentures) that are due April 30, 2004. Interest is payable quarterly on the first days of August, November, February, and May. The Debentures bear interest at prime, which was 5.5% and 9.5% at October 31, 2001 and 2000, respectively. Versus may redeem the Debentures at any time.

The holders may convert the Debentures to Versus' Common Stock at any time prior to redemption at an initial conversion ratio of four shares per dollar held. The conversion price of the Debentures was higher than the market value of the related Common Stock on the dates the Debentures were issued. The conversion ratio is adjustable for future stock changes and mergers. The Debentures are secured by a first priority security interest in all of Versus' assets subject to a first lien on accounts receivable and inventory held by a bank related to the Company's new line of credit, as discussed in Note 3, and are transferable to qualified investors. Shares issued upon conversion of the Debentures bear a restrictive legend.

Versus entered into a Registration Rights Agreement relative to the Debentures issued wherein it agreed: (1) at any time after six months from the Debenture's issue date but not later than five years from the time any stock is issued on conversion, to effect a registration under the Securities Act, provided it receives a written request from investors owning 50% or more of the registrable securities outstanding at the time as a result of conversion; (2) to notify the investors of any other registrations it intends to effect (except registrations solely for shares in connection with an employee benefit plan or a merger or consolidation) allowing them to "piggyback" on such alternate registration; and (3) registration expenses will be paid by Versus.

5. Income Taxes

Deferred income taxes result from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The tax effects of temporary differences that give rise to deferred tax assets at October 31, 2001 and 2000 are as follows:

	2001	2000
Net operating loss carryforwards	**$ 4,824,000**	$ 4,224,000
Receivables - allowances for doubtful accounts	**16,000**	9,000
Inventory	**36,000**	36,000
Accumulated depreciation	**46,000**	25,000
Intangible assets	**56,000**	64,000
Accruals and reserves	**25,000**	28,000
Unearned compensation	**16,000**	42,000
Gross deferred income tax assets	**5,019,000**	4,428,000
Less valuation allowance	**(5,019,000)**	(4,428,000)
Net deferred income tax assets recorded in the consolidated financial statements	**$ –**	$ –

At October 31, 2001, after consideration of limitations under Internal Revenue Code rules, Versus had net operating loss carryforwards for federal income tax reporting purposes of approximately $14,189,000. Approximately $4,615,000 of this amount is attributable to losses that were incurred prior to a "change in ownership" as defined by Internal Revenue Code rules and, accordingly, have been limited to this amount. The amount that can be utilized each year is fixed; however, annual limitation amounts not previously utilized carryover to subsequent years and can be utilized to the extent of the total unexpired net operating loss carryforward amount. The maximum amount that can be utilized in fiscal 2002 is limited to $2,876,000. The $4,615,000 of pre-change of control net operating loss carryforwards expire as follows, if not previously utilized: $653,000 in 2002, $328,000 in 2003, $15,000 in 2005, $81,000 in 2007, $1,735,000 in 2009, $1,763,000 in 2010, and $40,000 in 2011. The remaining net operating loss carryforwards of $9,574,000, which have not been limited, expire as follows, if not previously utilized: $160,000 in 2010, $2,190,000 in 2011, $1,877,000 in 2012, $1,305,000 in 2018, $979,000 in 2019, $1,144,000 in 2020, and $1,919,000 in 2021.

Due to the recording of the valuation allowance for deferred income tax assets at October 31, 2001, actual related tax benefits recognized in the future will be reflected as a reduction of future income tax expense, a reduction of goodwill related to the acquisition of Olmsted or an increase in additional paid-in capital for net operating loss carryforwards that resulted from tax deductions relating to the exercise of stock options and warrants. Those tax benefits will be allocated as follows:

Income tax benefit that would be reported in the consolidated statement of operations as a reduction of income tax expense	$	4,579,000
Recognized as a reduction of goodwill		387,000
Increase in additional paid-in capital		53,000
	$	5,019,000

Realization of the gross deferred income tax assets is primarily dependent upon generating sufficient taxable income prior to expiration of the loss carryforwards. In assessing the realizability of deferred income tax assets, management follows the guidance contained within SFAS No. 109, *Accounting for Income Taxes*, which requires that deferred income tax assets be reduced by a valuation allowance if, based on the weight of available evidence, it is "more likely than not" that some portion or all of the deferred income tax assets will not be realized. Under the provisions of SFAS No. 109, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. While it believes Versus will be profitable in the future, management has concluded that, following the guidance of SFAS No. 109, it is appropriate to record a valuation allowance equal to the total deferred income tax assets at October 31, 2001.

For the years ended October 31, 2001 and 2000, income taxes differed from the amounts computed by applying the federal statutory rate of 34% to losses before income taxes as follows:

	2001	2000
Computed "expected" tax benefit	**$ (725,000)**	$ (395,000)
Increase in tax resulting from:		
Adjustment to valuation allowance for deferred income tax assets relating to current year losses	**643,000**	313,000
Nondeductible expenses	**82,000**	82,000
	$ –	$ –

6. Commitments and Contingencies

Employment Contract

Versus has an employment agreement with its President, which expires on June 30, 2002. The agreement provides for payment of specified compensation amounts and fringe benefits during the term of the agreement.

Independent Sales Agent Agreement

During 2001, Versus entered into a commission agreement with a sales agent. Based on the terms of the agreement, payment of the first $100,000 of commissions earned in each year, as defined in the agreement, will be paid in cash. The remaining commissions earned in the year are to be paid in the form of options to purchase Common Stock of the Company. The options will have an exercise price of $0.15 per share, will vest over five years, and will be exercisable for five years.

7. Shareholders' Equity

Authorized Common and Preferred Shares

During fiscal 1999, shareholders approved an amendment to Versus' certificate of incorporation to effect a 1-for-10 reverse stock split. No action has been taken to date.

Versus is authorized to issue 15,000,000 shares of preferred stock with a par value of $0.01. No preferred stock has been issued. The rights and privileges to be attributed to the preferred stock will be determined prior to the issuance of any preferred shares.

Stock Issuances

In early fiscal 2000, Versus issued 50,000 shares of Common Stock to an independent sales agent as prepaid commission. The shares were valued at $0.50 per share and $25,000 was recorded as prepaid commission ($500 credited to Common Stock and $24,500 to additional paid-in capital) which is being charged to expense as commissions are earned by this agent. On October 8, 2001, the independent sales agent in exchange for a cancellation of the related prepaid commission surrendered these shares. As of the date of the surrender, the independent sales agent had earned none of the related prepaid commission.

Effective September 1, 2000, Versus entered into a Stock Purchase Agreement and a Warrant Agreement with an unrelated investor. Versus received $1,325,000 at the execution of these agreements for which the investor was provided the following:

- 2,500,000 shares of Versus' unregistered common voting shares. Versus may be required to register these shares in accordance with the terms of a separate Registration Rights Agreement.
- A warrant exercisable through September 1, 2003, to purchase 2,500,000 shares of Versus' Common Stock at $0.88 per share, subject to adjustments. The warrant provided for certain adjustments if the closing price of the Company's Common Stock was less than $0.30 per share for any 20 consecutive trading days between September 1, 2000, and March 1, 2001. Subsequent to October 31, 2000, due to the provisions of this agreement, the warrant was automatically modified to entitle the registered holder to purchase 1,500,000 shares between September 1, 2000, and September 1, 2003, at a purchase price of $0.60 per share and 1,000,000 shares between September 1, 2000, and September 1, 2005, at $0.88 per share.

A total value of $0.53 was assigned to each share of Common Stock and warrant based upon their estimated fair market values on September 1, 2000. The value of the Common Stock was determined based on recent trading amounts and the value of the warrants was determined using the Black-Scholes option-pricing model. The total value attributed to the common shares and the warrants served to increase Common Stock by $25,000 and additional paid-in-capital by $1,300,000.

In September 2000, Versus issued 230,000 shares of unregistered restricted common voting shares to one of its Directors as compensation for the assistance provided by the Director with the execution of the Stock Purchase Agreement and Warrant Agreement discussed above and the Non-Exclusive Patent License Agreement discussed in Note 10. The $94,300 fair market value of the restricted stock was expensed and Common Stock and additional paid-in capital were increased by $2,300 and $92,000, respectively.

Stock Warrants

At October 31, 2001, Versus had outstanding a warrant to purchase 1,500,000 shares at an exercise price of $0.60 and 1,000,000 shares at $0.88, as discussed above.

During 2001, warrants to purchase 350,036 shares at an exercise price of $0.50 expired. These warrants had been issued to a private placement agent in August 1996.

During fiscal 2000, proceeds of $149,000 were received upon the exercise of warrants resulting in the issuance of 700,306 common shares.

Stock Options

Versus' 1996 Employee Incentive Stock Option Plan (1996 Employee Plan) grants key employees options to purchase shares of Common Stock. A total of 2,000,000 shares are authorized for grant under the plan. During 1999 and 1998, options on 544,125 and 418,230 shares, respectively, were granted to key employees. The options may be exercised from one-to-ten years after the date of grant and fully vest between one and five years after issuance. There were no options granted under the plan during 1997, 2000, or 2001. During 1996, an option on 1,000,000 shares was granted to Versus' President. This option is currently exercisable.

During fiscal 1999, the shareholders approved the 1999 Employee Incentive Stock Option Plan (1999 Employee Plan). The terms of the 1999 Employee Plan are the same as the terms of the 1996 Employee Plan except that all Versus personnel may participate. A total of 3,200,000 shares are authorized for grant under the 1999 Employee Plan. Options have been granted to employees under this plan as follows:

Year	**Options Granted**
1999	132,250
2000	1,016,000
2001	56,000

During 1999, the Board of Directors approved an Executive Officer Profit Sharing and Incentive Compensation Plan (Executive Plan). Under the Executive Plan, which was effective November 1, 1999, and has a three-year term, bonuses will be awarded to executives if certain Versus' financial performance targets are met. The awards will be paid in the form of cash and stock options. To the extent feasible, stock options awarded under the Executive Plan will be issued pursuant to the 1999 Employee Plan. No options have been issued under this executive plan.

A summary of activity for Versus' 1999 and 1996 Employee Plans is as follows:

	Year ended October 31, **2001**		2000	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price
Options outstanding, beginning of year	**3,047,105**	**$ 0.352**	2,086,215	$ 0.413
Granted	**56,000**	**0.174**	1,016,000	0.217
Exercised	**–**	**–**	(1,666)	0.170
Expired/terminated	**(100,000)**	**0.132**	(53,444)	0.134
Options outstanding, end of year	**3,003,105**	**$ 0.356**	3,047,105	$ 0.352
Options exercisable, end of year	**1,847,930**	**$ 0.412**	1,539,230	$ 0.409
Options available for grant, end of year	**2,195,229**		2,151,229	

Versus has issued additional stock options under various agreements over the past several years. During 1999, under a separate agreement, Versus issued an option on 175,000 shares to a former executive of Versus. The option included an exercise price of $0.45 and a five-year vesting period. During 2000, this option was terminated when the former executive left the employment of Versus. The former executive exercised the right to purchase 35,000 shares that had vested prior to his departure. Under an agreement with a former employee in a prior year Versus issued an option to purchase a total of 100,000 shares at $0.50 per share. This option expired in 2001. An option issued to a former employee to purchase 100,000 shares at $0.50 per share expired in 2000. In January 2001, Versus issued an option to a supplier for successful completion of a major milestone related to new product development. The option was to purchase 5,000 shares at $0.165, was exercisable at October 31, 2001, and expires in 2006. The $825 fair value of this option was expensed during the year and additional paid-in-capital was increased.

During 2001, under separate agreements, options on 1,155,000 shares were awarded to Versus' Directors. Of the total, options to acquire 990,000 shares were awarded to non-employee Directors and 165,000 to an employee Director. The options were awarded for services rendered, become exercisable and vest one year after date of grant, and may be exercised up to five years from date of grant.

During 2000, under separate agreements, options on 429,500 shares were awarded to Versus' Directors. Of the total, options to acquire 385,500 shares were awarded to non-employee Directors and 44,000 to an employee Director. The options were awarded for services rendered, become exercisable and vest one year after date of grant, and may be exercised up to five years from date of grant. Included in these options, an option on 33,500 shares was issued to a non-employee Director for certain earnings targets that were achieved.

A summary of the Director stock options is as follows:

	Year ended October 31, 2001 Shares	2001 Weighted average exercise price	2000 Shares	2000 Weighted average exercise price
Options outstanding, beginning of year	**1,060,000**	**$ 0.495**	883,000	$ 0.440
Granted	**1,155,000**	**0.135**	429,500	0.473
Exercised	–	–	(252,500)	0.265
Expired/terminated	–	–	–	–
Options outstanding, end of year	**2,215,000**	**$ 0.307**	1,060,000	$ 0.495
Options exercisable, end of year	**1,060,000**	**$ 0.495**	664,000	$ 0.492

Refer to Note 11 regarding the 2000 change in accounting for options granted to non-employee Directors.

The following summarizes information regarding options outstanding at October 31, 2001, under the 1996 and 1999 Employee Plans and Director option agreements:

	Range of exercise prices	Options Outstanding: Number outstanding at 10/31/01	Weighted average remaining contractual term (years)	Weighted average exercise price	Options Exercisable: Number exercisable at 10/31/01	Weighted average exercise price
1999 and 1996 Employee Plans	$ 0.117-0.179	604,875	8.1	$0.135	139,550	$0.140
	0.210-0.375	1,494,625	6.0	0.357	1,104,775	0.369
	0.401-0.629	903,605	6.8	0.503	603,605	0.553
		3,003,105			1,847,930	
Director Options	$ 0.135-0.165	1,337,000	4.2	$0.139	182,000	$0.165
	0.500-0.515	778,000	2.5	0.504	778,000	0.504
	1.031	100,000	1.0	1.031	100,000	1.031
		2,215,000			1,060,000	

Versus follows the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, relating to its employee and non-employee Director stock options. Accordingly, no compensation expense has been recognized relating to these options in 2001 and 2000. Had compensation cost for Versus' employee and non-employee Director stock options been determined based on their fair values at the grant dates for awards under the plans consistent with the provisions of SFAS No. 123, Versus' net loss and net loss per share would have been reduced to the pro forma amounts indicated below:

	2001	2000
Net loss - as reported	**$ 2,132,000**	$ 1,162,000
Net loss - pro forma	**2,355,000**	1,335,000
Net loss per share - as reported	**0.05**	0.03
Net loss per share - pro forma	**0.06**	0.03

The weighted-average fair value per option at the date of grant for options granted under Versus' 1999 and 1996 Employee Plans during 2001 and 2000 was $0.159 and $0.19, respectively. The weighted-average fair value per option at the date of grant for options granted under separate agreements to Versus' Directors during 2001 and 2000 was $0.106 and $0.449, respectively. The fair values of the option awards were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Employee Plans 2001	Employee Plans 2000	Director Agreements 2001	Director Agreements 2000
Dividend yield	**0.00%**	0.00%	**0.00%**	0.00%
Expected volatility	**101.33%**	91.99%	**104.02%**	105.23%
Risk-free interest rate	**5.35%**	5.75%	**4.86%**	6.18%
Expected life in years	**10**	10	**5**	5

Restricted Stock Bonus Plan

Versus has established the 1996 Incentive Restricted Stock Bonus Plan and reserved 500,000 common shares for issuance under the plan.

Under the terms of the plan, any employee of Versus or any subsidiary, except the President and Directors, are eligible to receive an allocation of bonus shares. Allocations of bonus shares are recommended by the President and approved and adjusted, if necessary, by the Board of Directors. Within 15 days of the allocation, the employee shall, if he or she desires to accept the allocation, pay to Versus an amount equal to the par value of the allocated bonus shares.

Upon issuance of bonus shares to the employee, he or she will have all the rights of a shareholder with respect to such shares, including the right to vote them and to receive all dividends and other related distributions. Bonus shares may not, however, be sold, exchanged, transferred, pledged, hypothecated, or otherwise disposed of within three years after the date of issuance unless they are first offered by written notice back to Versus. If a recipient's employment is terminated for any reason during the three-year period, the termination will be deemed as an offer to Versus to repurchase the shares at par value as follows: 100% if termination occurs within one year from date of issuance, 75% if termination occurs within two years, and 50% if the termination occurs within three years.

The difference between the market value and the sales price ($0.01 per share) of the shares is recorded as unearned compensation and presented as a separate component of shareholders' equity. Unearned compensation is considered earned and is amortized to expense over the three-year vesting period. During 2001 and 2000, respectively, 5,425 and 36,000 shares were issued, no shares were repurchased in 2001 and 48,069 shares were repurchased upon termination of participating employees in 2000. Earned compensation amounted to $25,000 and $36,000 for the years ended October 31, 2001 and 2000, respectively. When shares are repurchased, Versus eliminates the remaining unearned compensation related to the restricted shares, reverses the amortization that was previously recorded as compensation expense, reduces the common shares outstanding and the carrying amount of shares outstanding by the number of shares repurchased and the par value of such shares, respectively. The difference between the amount paid to repurchase the shares and the par value of such shares is recorded as a reduction to additional paid-in capital.

8. Related Party Transactions

Versus leases its principal operating facilities from an entity which is beneficially owned by Versus' President. Versus has entered into a five-year lease agreement, expiring in 2006, calling for aggregate annual rents of $135,000, increasing 4% annually after the first year. Versus has made nonrefundable contributions to leasehold improvements amounting to $150,000, in accordance with terms of the lease agreements. Rent expense for the years ended October 31, 2001, and 2000, amounted to $132,000 and $127,000, respectively.

The President of the Company holds $50,000 of the Debentures discussed in Note 4. A Director of the Company is a partial owner of a company that holds $1,500,000 of the Debentures. This company received $131,000 in interest payments during the fiscal year ended October 31, 2001.

9. Employee Benefit Plan

Versus maintains a 401(k) plan for all of its employees. Under the plan, Versus may voluntarily contribute $0.50 for each dollar contributed by an employee (subject to Internal Revenue Code limitations) to a retirement savings account in any year. Versus' contributions are limited to a maximum of 3% of the employee's direct compensation for that year. Participants are fully vested in the 401(k) plan at all times for those amounts attributable to their own contributions and vest over a six-year period for Versus' contributions. Versus' contributions to the plan were $39,000 and $36,000 for the years ended October 31, 2001 and 2000, respectively.

10. Licensing of Patent Rights

In conjunction with the stock purchase and warrant agreements entered into effective September 1, 2000, as discussed in Note 7, Versus also entered into a Non-Exclusive Patent License Agreement (Agreement) with the same investor. Under the terms of the Agreement, Versus licensed certain patent rights to the licensee, whereby the licensee has the non-exclusive, irrevocable, fully paid-up and royalty-free perpetual right and license to make, have made for it, use, sell, and import certain products related to the healthcare field. The term of the Agreement extends until the expiration of the last-to-expire of the related patent rights. In consideration of the license grant, the licensee paid to Versus a one-time lump sum payment of $1,000,000. In accordance with SEC Staff Accounting Bulletin No. 101, and Versus' accounting policy relating to the licensing of intellectual property, as described in Note 1, the entire license fee was recorded as revenue during the year ended October 31, 2000.

11. Cumulative Effect of Change in Accounting Principle

In accordance with then existing accounting pronouncements and guidance provided by the SEC staff, Versus had historically recorded the fair value of options issued to non-employee Directors as compensation expense.

Versus adopted FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation, and Interpretation of APB No. 25*, (FIN 44) in July 2000, retroactively to November 1, 1999, as required. Under FIN 44, stock options issued to Versus' non-employee Directors will receive the same accounting treatment permitted for employee stock options under APB Opinion No. 25 whereby no compensation expense is recorded. The adoption of FIN 44 resulted in a $238,000 cumulative adjustment for the total expense recorded in prior years, through October 31, 1999, relating to non-employee Director options. This adjustment, effectively recorded as of November 1, 1999, is included in income (reduction of loss) for the year ended October 31, 2000.

The adoption of FIN 44 also resulted in a $238,000 decrease to additional paid-in capital.

12. Business Segment Information and Major Customers

Versus evaluates performance and allocates resources based on pretax segment gross margins. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies included in Note 1, except that only direct costs are included in the computation of segment gross margin for purposes of evaluating segment performance (i.e., indirect costs, such as manufacturing overhead and depreciation and amortization, are excluded from this segment gross margin computation). All assets, other than cash and deferred financing costs, are attributed to each segment based on specific identification. Cash and deferred financing costs are not viewed as attributable to a particular segment. Cash is treated as available for use by both segments, as needed. Deferred financing costs, incurred in obtaining an additional source of cash, are likewise not allocable to a particular segment.

	2001	2000
Revenues		
Location data collection, utilization, and processing	$ 3,382,000	$ 4,302,000
Software engineering for the tool and die market	478,000	551,000
Consolidated total revenues	$ 3,860,000	$ 4,853,000
Cost of Revenues		
Direct costs		
Location data collection, utilization, and processing	$ (1,274,000)	$ (1,484,000)
Software engineering for the tool and die market	(325,000)	(338,000)
Total segment direct cost of revenues	(1,599,000)	(1,822,000)
Indirect costs		
Depreciation and amortization	(266,000)	(306,000)
Lease expense	(21,000)	(33,000)
Insurance expense	(21,000)	(23,000)
Warranty expense	(12,000)	(21,000)
Other	(217,000)	(140,000)
Consolidated total cost of revenues	$ (2,136,000)	$ (2,345,000)
Segment Direct Gross Margin		
Location data collection, utilization, and processing	$ 2,108,000	$ 2,818,000
Software engineering for the tool and die market	153,000	213,000
Total segment direct gross margin	$ 2,261,000	$ 3,031,000
Assets		
Location data collection, utilization, and processing	$ 5,255,000	$ 5,035,000
Software engineering for the tool and die market	283,000	423,000
Total segment assets	5,538,000	5,458,000
Cash and net deferred financing costs	440,000	2,464,000
Consolidated total assets	$ 5,978,000	$ 7,922,000
Capital Expenditures		
Location data collection, utilization, and processing	$ 95,000	$ 299,000
Software engineering for the tool and die market	–	–
Consolidated capital expenditures	$ 95,000	$ 299,000

Revenues in excess of 10% of Versus' total revenues were attributable to sales to three and four major customers for the years ended October 31, 2001 and 2000, respectively. These individual customers accounted for revenues of approximately $731,000 (19%), $638,000 (17%), and $553,000 (14%) in 2001, and $1,000,000 (21%), $700,000 (14%), $691,000 (14%), and $530,000 (11%) in fiscal 2000. These revenues were all related to the location data collection, utilization, and processing segment.

Reportable Geographic Information

	2001	2000
Revenues		
United States	$ 3,576,000	$ 4,315,000
Canada	277,000	538,000
United Kingdom	7,000	–
	$ 3,860,000	$ 4,853,000

Revenues are attributable to countries based on the location of the reseller for products sold by resellers and by location of the customer if the products are sold directly by Versus.

All long-lived assets of Versus are located in the United States.

Corporate Information

Stock Trading
The Company's Common Stock is traded over the counter by several market makers through the OTC Bulletin Board (VSTI).

Transfer Agent and Registrar
American Stock Transfer & Trust Company
New York, New York

Independent Auditors
BDO Seidman, LLP
Grand Rapids, Michigan

Annual Report/Form 10-KSB
Additional copies of the annual report, a copy of the Company's Annual Report (Form 10-KSB) as filed with the Securities and Exchange Commission, or other financial information is available by submitting your written request to:

Versus Technology, Inc.
Attn: Robert Butler
Chief Accounting Officer
2600 Miller Creek Road
Traverse City, MI 49684

Further information on Versus Technology, Inc. is available by visiting our website at www.versustech.com. You may also contact us by sending an email to investorrelations@versustech.com.

Notice of Annual Shareholders' Meeting
The 2002 Annual Shareholders' Meeting will be held on Friday, April 19, 2002, at 9 a.m., EDT, at the Bayshore Resort, 833 E. Front Street, Traverse City, Michigan 49686.

Electronic Reports
To sign up for electronic versions of our periodic reports, e-mail bbutler@versustech.com.

Board of Directors
Gary T. Gaisser[3]
Director
President and CEO
Versus Technology, Inc.

David L. Gray[1, 2, 3]
Director
President of Tortola Enterprises, Inc.
(Management Consulting Firm)

James D. Ross[1, 2, 3]
Director
Attorney at Law
Goldberg & Simpson, P.C.S.
(Law Firm)

Julian C. Schroeder[1, 2, 3]
Director
Principal and Founding Partner
Credit Renaissance Partners, LLC
(Investment Management Firm)

[1]Compensation Committee Member
[2]Audit Committee Member
[3]Executive Committee Member

Corporate Officers
Robert Butler
Chief Accounting Officer

Gary T. Gaisser
President and CEO

Anne Kubo
Corporate Secretary

Henry Tenarvitz
Chief Operating Officer

Photography by Don Rutt Photography, Traverse City, Michigan. IV pump photo provided by ALARIS Medical Systems, Inc. Printing by Imperial Graphics, Grand Rapids, Michigan. Illustration by Doug Schultz, Traverse City, Michigan. Uniforms courtesy of Karen's Uniforms, Traverse City, Michigan.

This product or its systems are covered by one or more of the following U.S. Patents: 4,906,853; 5,017,794; 5,027,314; 5,119,104; 5,276,496; 5,355,222; 5,387,993; 5,548,637; 5,572,195; 6,104,295; 6,154,139.

VERSUS
TECHNOLOGY, INC.

2600 Miller Creek Road, Traverse City, Michigan 49684
231-946-5868 Fax: 231-946-6775 E-mail: info@versustech.com

www.versustech.com